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Principal
  Financial                                               Principal Life
  Group                                                   Insurance Company

                                                          Princor Finanical
                                                          Services Corporation

February 26, 2003



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE: Principal Life Insurance Company Variable Life Separate Account Post-Effective Amendment No.1 on Form N-6 filed on February 26, 2003 File No. 333-81714
         Accession Number:  0001127048-03-000080

Ladies and Gentlemen:

We previously filed the above-referenced Form N-6 amendment to theregistration statement in error. We hereby request that such amendment to the registration statement be withdrawn at your earliest convenience. We request this withdrawal because the Statement of Additional Information was inadvertently omitted from the filing. If you have any questions concerning this matter, please call me.

Thank you for your assistance in this matter.

Sincerely

/s/Jean B. Schustek

Jean B. Schustek
Assistant Vice President-Registered Products
Phone (515) 235-6086
Fax (515) 248-4745

The Principal Home Office: Des Moines, Iowa USA 50392-0200 (800) 451-5447 Securities offered through Princor Financial Services Corporation, member NASD and SIPC, Des Moines, IA 50392-0200 FAX (515) 248-4745
Principal Life and Princor are companies of the Principal Financial Group